601 Lexington Avenue
New York, New York 10022
Joshua N. Korff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com
November 10, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Mr. John Reynolds Ms. Pamela Howell Mr. Dana Brown

Re:	rue21, inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 2, 2009 File No. 333-161850
Dear Messrs. Reynolds and Brown and Ms. Howell:
     This letter is being furnished on behalf of rue21, inc. (the “Company”) in response to a conversation with Dana Brown of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-161850) (the “Registration Statement”) that was filed with the Commission on November 2, 2009 and the Company’s response letter to the Staff that was filed with the Commission on November 9, 2009.
     The Staff’s comments have been included in this letter in bold and italics for your convenience. For your convenience, we have also set forth the Company’s response to each of the comments immediately below each comment.
     In addition, on behalf of the Company, we have attached the Company’s proposed revisions to Amendment No. 3 and certain other updating and conforming changes as Annex A with respect to certain corporate governance comments received from the Staff.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Exhibit 5.1
1.	Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Response: We confirm that the reference to the General Corporation Law of the State of Delaware included in the legal opinion filed as Exhibit 5.1 to Amendment No. 4 includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.
Pages 99 and 100
2.	Please confirm that there are no additional material changes to the amendment to the Company’s senior secured credit facility that have not been previously disclosed in the registration statement.

Response: We respectfully advise the Staff that the Company confirms that any material amendments to its senior secured credit facility have been disclosed in the Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance

     As discussed last week and pending the Staff’s review of the Company’s responses to the Staff’s most recent comments, please note that the Company intends to furnish a letter on Tuesday, November 10, 2009, acknowledging the statements set forth in the Staff’s initial comment letter and to request acceleration of the effective date of the Registration Statement. As discussed last week, the Company anticipates requesting an effective date of November 12, 2009.
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely, /s/ Joshua N. Korff Joshua N. Korff KIRKLAND & ELLIS LLP

cc:	Robert N. Fisch Keith A. McDonough rue21, inc.

William F. Gorin Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP

Annex A

Directors

Mark F. Darrel has served as a member of our board of directors since June 2008. Since February 2009, Mr. Darrel has been the Head of Private Equity Portfolio Management at BNP Paribas. Since February 2004, Mr. Darrel has served as a director of the Structured Finance Group of BNP Paribas, the parent company of one of our significant stockholders. Mr. Darrel has advised us that he will resign as a member of our board of directors shortly after completion of this offering.

John F. Megrue Jr. has served as a member of our board of directors since July 1998. Since November 2006, Mr. Megrue has served as chief executive officer of Apax Partners in the United States. From April 2005 to November 2006, he served as co-chief executive officer of Apax Partners, L.P. From May 1992 to April 2005, he served as a partner of Saunders Karp & Megrue, LLC. Mr. Megrue also serves as a member of the board of directors of Bob’s Discount Furniture, L.L.C., Tommy Hilfiger Corporation and MagnaCare Holdings, Inc. and has previously served as a member of the board of directors of Dollar Tree, Inc., The Children’s Place Retail Stores, Inc. and Hibbett Sports, Inc.

Alex Pellegrini has served as a member of our board of director since September 2009. Since January 2009, Mr. Pellegrini has served as a partner of Apax Partners, L.P. From April 2005 to December 2008, he served as a principal at Apax Partners, L.P. From August 2000 to April 2005, he served as an investment professional of Saunders Karp & Megrue, LLC. Mr. Pellegrini also serves as a member of the board of directors of MagnaCare Holdings, Inc. and Spectrum Laboratory Holdings.

Douglas E. Coltharp has been nominated, and has agreed to serve, as a member of our board of directors upon completion of this offering. Since May 2007, Mr. Coltharp has served as a partner at Arlington Capital Advisors, LLC and Arlington Investment Partners. From November 1996 to May 2007, Mr. Coltharp served as executive vice president and chief financial officer of Saks Incorporated and its predecessor organization. Mr. Coltharp also serves as a member of the board of directors of Under Armour, Inc. and Ares Capital Corporation.

Corporate Governance

Controlled Company

We intend to avail ourselves of the controlled company exemption under the corporate governance rules of The NASDAQ Stock Market. Although we will have a majority of independent directors on our board of directors, we will not have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors as defined under the rules of The NASDAQ Stock Market. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and The NASDAQ Stock Market, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on The NASDAQ Global Select Market, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Composition

Our business and affairs will be managed under the direction of our board of directors. Our amended and restated bylaws will provide that our board of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office. Within 90 days of the completion of this offering, our board of directors will be comprised of five directors. Currently, all of our directors are either employed by us or affiliated with Apax Partners or BNP Paribas North America, Inc. Within 90 days of the completion of this offering, we expect that at least two additional members of our board of directors will be independent under the corporate governance rules of The NASDAQ Stock Market. Our board of directors has determined that Messrs. Megrue, Pellegrini and Darrel are independent as defined under the corporate governance rules of The NASDAQ Stock Market. In making that determination, our board of directors affirmatively determined that, in the opinion of our board of directors, neither Messrs. Megrue, Pellegrini, who are affiliated with Apax Partners, our controlling stockholder, or Mr. Darrel, who is affiliated with BNP

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Paribas North America, Inc., a significant stockholder, have any relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The directors will have discretion to increase or decrease the size of the board of directors.

Our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Mr. Darrel and Mr. Fisch will serve as Class I directors with an initial term expiring in 2010. Mr. Darrel has advised us that he will resign as a member of our board of directors shortly after completion of this offering. If Mr. Darrel resigns, our board of directors may keep his directorship vacant, fill the vacancy by vote of a majority of the remaining members of our board of directors at any meeting of our board of directors or apportion our existing board of directors among each class to make all classes as nearly equal in number as practicable. Mr. Pellegrini and Mr. Coltharp will serve as Class II directors, with an initial term expiring in 2011. Mr. Megrue will serve as a Class III director with an initial term expiring in 2012.

Board Committees

Our board of directors plans to establish the following committees: an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

We do not currently have an audit committee; however, we plan to establish an audit committee prior to completion of this offering. Upon completion of this offering, our audit committee will consist of Messrs. Coltharp, Megrue, and Pellegrini, with Mr. Coltharp serving as chair of the audit committee. Our audit committee will have responsibility for, among other things:

•	selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement.

The SEC and NASDAQ Stock Market rules require us to have one independent audit committee member upon the listing of our common stock on The NASDAQ Global Select Market, a majority of independent directors within 90 days of the date of such listing and all independent audit committee members within one year of the date of such listing. Our board of directors has affirmatively determined that Mr. Coltharp meets the definition of “independent directors” for purposes of serving on an audit committee under applicable SEC and The NASDAQ Stock Market rules, and we intend to comply with these independence requirements within the time periods specified. Our board of directors has also determined that each of Messrs. Megrue and Pellegrini does not meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act because they are deemed an affiliated person of the company based upon their association with Apax Partners, our controlling stockholder. However, Messrs. Megrue and Pellegrini are deemed to be independent under the general corporate governance rules of The NASDAQ Stock Market. In addition, Mr. Coltharp qualifies as our “audit committee financial expert.”

Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website at www.rue21.com upon completion of this offering.

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